Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Danaher Corporation and DH Europe Finance S.A. for the registration of debt securities, guarantees, common stock, preferred stock, warrants, depository shares, purchase contracts, units and senior debt securities and to the incorporation by reference therein of our reports dated February 20, 2018, with respect to the consolidated financial statements and schedule of Danaher Corporation and subsidiaries, and the effectiveness of internal control over financial reporting of Danaher Corporation and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tysons, Virginia
April 3, 2018